UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

10 Lafayette Square, Buffalo, New York 14203
(Address of principal executive office)

REQUIRED INFORMATION

  Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

  See accompanying Index on page 2.

  Signature

  Exhibits
Exhibit Number	Description of Exhibit
23	Consent of Independent Accountants
99	Certification

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2002 AND 2001

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                                                Page
                                                                                               Number
                                                                                               ------

Independent Auditor's Report                                                                      1

Financial Statements:

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2002                                                                   2

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2001                                                                   3

  Statements of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 2002 (with Comparative
  Totals for the Year Ended December 31, 2001)                                                    4

Notes to Financial Statements                                                                   5 - 8

Supplemental Schedule:

  Schedule of Assets Held for Investment
  at December 31, 2002                                                                            9

Independent Auditor’s Report

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FREED MAXICK & BATTAGLIA, CPA's, P.C.

June 6, 2003
Buffalo, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2002

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              2002
                                       ---------------------- ------------------- ----------------------

Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $15,020,762         $15,235,963       $30,256,725

   Vanguard 500 Index Fund                                 -          22,512,669        22,512,669

   Vanguard Retirement Savings Trust
                                                           -           7,514,062         7,514,062

   Vanguard Total Bond Market Index
     Fund                                                  -           5,889,925         5,889,925

   Vanguard Prime Money Market Fund
                                                           -           3,390,600         3,390,600

   Vanguard European Stock Index Fund
                                                           -           1,998,477         1,998,477

   Vanguard Extended Market Index
     Fund                                                  -           1,207,632         1,207,632

   Vanguard Pacific Stock Index Fund
                                                           -             615,857           615,857

   Participant Loan Account                                -           2,291,681         2,291,681
                                       ---------------------- ------------------- -----------------

                                              15,020,762          60,656,866        75,677,628

Receivables:
   Employer Contributions                            132,937                   -           132,937

   Participant Contributions                               -             510,106           510,106
                                       ---------------------- ------------------- -----------------

Net Assets Available for Plan
Benefits                                         $15,153,699         $61,166,972       $76,320,671
                                       ====================== =================== =================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2001

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              2001
                                       ---------------------- ------------------- ----------------------

Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $15,930,346         $17,154,806            $33,085,152

   Vanguard 500 Index Fund                                 -          28,091,841             28,091,841

   Vanguard Retirement Savings Trust
                                                           -           5,611,499              5,611,499

   Vanguard Total Bond Market Index
     Fund                                                  -           4,586,861              4,586,861

   Vanguard Prime Money Market Fund
                                                           -           3,245,622              3,245,622

   Vanguard European Stock Index Fund
                                                           -           2,265,586              2,265,586

   Vanguard Extended Market Index
     Fund                                                  -           1,257,662              1,257,662

   Vanguard Pacific Stock Index Fund
                                                           -             626,390                626,390

   Participant Loan Account                                -           2,265,753              2,265,753
                                       ---------------------- ------------------- --- ------------------

                                                  15,930,346          65,106,020             81,036,366

Receivables:
   Employer Contributions                            124,512                   -                124,512

   Participant Contributions                               -             467,045                467,045
                                       ---------------------- ------------------- --- ------------------

Net Assets Available for Plan
Benefits                                         $16,054,858         $65,573,065            $81,627,923
                                       ====================== =================== === ==================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002 (WITH COMPARATIVE TOTALS FOR THE YEAR
ENDED DECEMBER 31, 2001)

                                                                                     Total all Investments Combined
                                             Employer            Participant      --------------------------------------
                                             Directed              Directed                   December 31,
                                            Investments          Investments            2002               2001
                                       ---------------------- ------------------- ----------------- --------------------
Investment Income From National Fuel
Gas Company Common Stock Funds
                                                   $689,638            $718,144        $1,407,782           $1,240,392

Interest Income                                           -             511,256           511,256              531,920

Investment Income from Mutual Funds
                                                          -             782,305           782,305              821,987
                                       ---------------------- ------------------- ----------------- --------------------

     Total Investment Income                        689,638           2,011,705         2,701,343            2,594,299

Net Depreciation in Fair Value  of
Investments                                      (2,580,255)        (10,208,478)      (12,788,733)         (13,519,897)

Employer Matching Contributions
                                                  1,632,461                   -         1,632,461            1,639,964

Participant Contributions                                 -           6,418,069         6,418,069            6,416,747

Participant Purchase and Loan Fees
                                                          -              (5,640)           (5,640)              (6,020)

Rollovers and Other Individual
Transfers In/(Out)                                   (2,636)            (16,758)          (19,394)              34,539

Payments to Participants or
Beneficiaries                                      (640,400)         (2,604,958)       (3,245,358)          (6,666,363)

Transfers (To)/From Associated Funds
                                                         33                 (33)                -                    -
                                       ---------------------- ------------------- ----------------- --------------------

Decrease In Net Assets Available for
Plan Benefits                                      (901,159)         (4,406,093)       (5,307,252)          (9,506,731)

Net Assets Available for Plan
Benefits:
     Beginning of Year                           16,054,858          65,573,065        81,627,923           91,134,654
                                       ---------------------- ------------------- ----------------- --------------------

     End of Year                                $15,153,699         $61,166,972       $76,320,671          $81,627,923
                                       ====================== =================== ================= ====================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

     General:

     The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted March 21, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to the Employee Retirement Income Security Act of 1974, as amended.

     Eligibility and Participation:

     Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its subsidiaries (the Company) who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers (IBEW), Locals 2154 and 2199 (which consolidated with 2199-J). These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after completing 1,000 hours of service and attaining age 21. Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 and the Service Employee International Union (SEIU) F & O Conference - Local 22 (prior to their consolidation on September 1, 1999, the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and 251) also became eligible to participate in the Plan on August 1, 1990 or, if later, after completing 1,000 hours of service and attaining age 21.

     Contributions:

     Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 50% as amended by the Plan during the year. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants’ behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants’ base pay depending upon their years of service and rate of wage reduction contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

     “Base pay” is defined in the Plan as a participant’s basic compensation for a payroll period. An individual participant’s wage reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. However, Company matching contributions are not subject to such ceilings. The ceiling is $11,000 for 2002 and $12,000 for 2003. If a participant is age 50 or over, the ceiling increases to $12,000 for 2002 and $14,000 for 2003.

     Participants’ accounts, including all wage reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable.

     Employer Matching Contributions:

     Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Stock Fund B). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund. Participants may not redirect their interests in this fund into any other fund.

     Withdrawals, Loans and Distributions:

     Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan’s limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

     Participant Accounts:

     Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

      Administration:

     National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company’s Board of Directors exercises National Fuel Gas Company’s duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

     Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting and Valuation:

     The accounts of the Plan are maintained on the accrual basis. National Stock Funds A (participant directed) and B (non-participant directed) are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Shareholders of National Fuel Gas Company stock have the right to give voting instructions to the Trustee with respect to the number of shares of common stock of National Fuel Gas Company that are held on their behalf. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at the stated unit values of the funds which are derived from the fair value of the underlying investments. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in investment income.

     A two-for-one stock split of National Fuel Gas Company stock occurred on September 7, 2001. The record date for the stock split was August 24, 2001. All share amounts have been adjusted to reflect the two-for-one stock split.

     The market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time. It is possible that the value of the Plan’s investments both in total and in individual participant accounts, has changed since December 31, 2002.

     Use of Estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Administrative Expenses:

     Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $48,803 and $50,964, for services in connection with the Plan and Trust for the years ended December 31, 2002 and December 31, 2001, respectively. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

NOTE 3 - INCOME TAXES

     The Internal Revenue Service has determined in a letter dated September 9, 2002 that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 4 - PARTIES-IN-INTEREST

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment income (loss) from parties-in-interest amounted to $2,701,343 and $2,594,299 for the years ended December 31, 2002 and December 31, 2001, respectively.

NOTE 5 – INVESTMENTS

     As of December 31, 2002 and 2001, the following investments comprised more than 5% of Plan assets:

                                                                     2002             2001
                                                                     ----             ----

         National Fuel Gas Company Common
                  Stock Fund A (Participant Directed)           $15,235,963       $17,154,806
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)        15,020,762        15,930,346
         Vanguard 500 Index Fund                                 22,512,669        28,091,841
         Vanguard Retirement Savings Trust                        7,514,062         5,611,499
         Vanguard Total Bond Market Index Fund                    5,889,925         4,586,861

     The net appreciation (depreciation) in fair value of investments for the years ended December 31, 2002 and 2001 are as follows:

                                                                     For the Year Ended
                                                                         December 31,
                                                                     2002             2001
                                                                     ----             ----

         National Fuel Gas Company Common
                  Stock Fund A (Participant Directed)           $(2,736,156)        $(4,354,668)
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)        (2,580,255)         (4,062,455)
         Vanguard 500 Index Fund                                 (6,773,930)         (4,126,242)
         Vanguard Extended Market Index Fund                       (271,850)           (176,527)
         Vanguard Pacific Stock Index Fund                          (74,403)           (229,339)
         Vanguard European Stock Index Fund                        (479,858)           (635,444)
         Vanguard Total Bond Market Index Fund                      127,719              64,778
                                                            ---------------         -----------
                                                               $(12,788,733)       $(13,519,897)
                                                               ============        =============

NOTE 6 – SUBSEQUENT EVENT

     The Board of Directors of the Company has approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund will be merged into the Plan. The account balances containing the employer directed investment fund of the Thrift Plan, which consisted of National Fuel Gas Company Common Stock, will be merged into another plan. The merger will be effective as of August 1, 2003. Funds previously invested in the Government Bond Fund will initially be invested in the Vanguard Total Bond Market Index Fund, and funds previously invested in the Pooled Investment Contract Fund will initially be invested in the Vanguard Retirement Savings Trust. Former Thrift Plan participants will have the option to move these funds into other investment options offered by the Plan and will retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds will be kept separate from any funds that a participant invests directly into the Plan.

SCHEDULE I

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2002

                                            (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
---     -----------------------             ----------------------------------------          --------       ------------

*       National Fuel Gas Company
         Common Stock Funds:
           National Fuel Gas Company        Stock Fund A (1,026,682 units)                                     $15,235,963
           National Fuel Gas Company        Stock Fund B (1,012,181 units)                   $ 14,634,353       15,020,762
                                                                                                              ------------
                                            Total National Fuel Gas Company
                                              Common Stock Funds                                                30,256,725
                                                                                                               -----------

        Mutual Funds:
*          Vanguard Group of                500 Index Fund
             Investment Companies             (277,420 units)                                                   22,512,669

*          Vanguard Group of                Total Bond Market Index Fund
             Investment Companies             (567,430 units)                                                    5,889,925

*          Vanguard Group of                Prime Money Market Fund
             Investment Companies             (3,390,600 units)                                                  3,390,600

*          Vanguard Group of                European Stock Index Fund
             Investment Companies             (123,287 units)                                                    1,998,477

*          Vanguard Group of                Extended Market Index Fund
             Investment Companies             (64,441 units)                                                     1,207,632

*          Vanguard Group of                Pacific Stock Index Fund
             Investment Companies             (104,738 units)                                                      615,857
                                                                                                              ------------

                                            Total Vanguard Mutual Funds                                         35,615,160
                                                                                                              ------------

        Common/Collective Trust (1):
*          Vanguard Group of                Retirement Savings Trust
             Investment Companies             (7,514,062 units)                                                  7,514,062

*       National Fuel Gas Company
           Tax-Deferred Savings Plan        Participant Loan Account                                             2,291,681
                                                                                                               -----------

                                                  TOTAL ASSETS HELD FOR INVESTMENT                             $75,677,628
                                                                                                               ===========

*     Denotes known party-in-interest to the Plan.

(1)   The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard
      Fiduciary Trust Company. The entity's tax identification number is 23-2186884.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
(Name of Plan)

By /s/ Joseph P. Pawlowski
Joseph P. Pawlowski
Treasurer, Principal Financial Officer
and Principal Accounting Officer of
National Fuel Gas Company,
Member of the Tax-Deferred Savings
Plan Committee
Date: June 27, 2003

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Accountants
99	Certification